SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enerpulse Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29278A101

(CUSIP Number)

Walter L. Schindler

c/o SAIL Venture Partners, LP

3161 Michelson Drive, Suite 750

Irvine, California 92612

(949) 398-5100

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

 November 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Venture Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Venture Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Venture Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,945
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,945 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.21%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Venture Partners II, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Exit Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,945
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,945 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.21%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Venture Partners II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,945
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,945
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,945 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.21%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Co-Investment Partners Cayman, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%(2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Holdings II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Cayman Adolfo Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS SAIL Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS F. Henry Habicht II
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,235,381
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,235,381
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,381 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.16% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS Walter L. Schindler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,475,624
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,475,624
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,475,624 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.52%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

1		NAME OF REPORTING PERSONS Michael J. Hammons
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 29278A101

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2013 (the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (“Common Stock”), of Enerpulse Technologies, Inc., a Nevada corporation formerly known as L2 Medical Development Company (the “Issuer”). The principal executive offices of the Issuer are located at 2451 Alamo Avenue SE, Albuquerque, New Mexico 87106. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

The reporting persons are SAIL Venture Partners, LP, a Delaware limited partnership (“SAIL Venture Partners”), SAIL Venture Partners, LLC, a Delaware limited liability company (“SAIL Venture Partners, LLC”), SAIL Venture Partners II, LP, a Delaware limited partnership (“SAIL Venture Partners II”), SAIL Exit Partners, LLC, a Delaware limited liability company (“SAIL Exit Partners”), SAIL Venture Partners II, LLC, a Delaware limited liability company (“SAIL Venture Partners II, LLC”), SAIL Venture Management, LLC, a Delaware limited liability company (“SAIL Venture Management”), SAIL Co-Investment Partners Cayman, LP, a Delaware limited partnership (“SAIL Co-Investment Partners Cayman”), SAIL Holdings II, LLC, a Delaware limited liability company (“SAIL Holdings II, LLC”), SAIL Cayman Adolfo Management, LLC, a Delaware limited liability company (“SAIL Cayman Adolfo Management”), SAIL Capital Management, LLC, a Delaware limited liability company (“SAIL Capital Management,” and together with SAIL Venture Partners, SAIL Venture Partners, LLC, SAIL Venture Partners II, SAIL Exit Partners, SAIL Venture Partners II, LLC, SAIL Venture Management, SAIL Co-Investment Partners Cayman, SAIL Holdings II, LLC, SAIL Cayman Adolfo Management, and SAIL Capital management the, “SAIL Entities”). Walter L. Schindler, an individual, (“Schindler”), F. Henry Habicht II, an individual(“Habicht”), and Michael J. Hammons, an individual, (“Hammons”) and collectively with the SAIL Entities, the “Reporting Persons.”

SAIL Venture Partners is a limited partnership, investing in early stage technology companies, and the address of the principal office of SAIL Venture Partners is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of SAIL Venture Partners, LLC, is to act as a general partner of SAIL Venture Partners, and its address is the same as SAIL Venture Partners.  SAIL Venture Partners, LLC, as general partner of SAIL Venture Partners, may be deemed to beneficially own the securities owned by SAIL Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The manager of SAIL Venture Partners, LLC is SAIL Venture Management. The principal business of SAIL Venture Management is to act as the manager of SAIL Venture Partners, LLC, and its address is the same as SAIL Venture Partners, LLC. SAIL Venture Management, as manager of SAIL Venture Partners, LLC, may be deemed to beneficially own the securities owned by SAIL Venture Partners, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of SAIL Venture Management are Schindler and Habicht (the “SAIL Managing Members”). Each SAIL Managing Member is a citizen of the United States. A unanimous vote of the SAIL Managing Members is required to vote or dispose of the Company's securities held by SAIL Venture Partners. Each of the SAIL Managing Members is a venture capitalist. The principal business address of each of the SAIL Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

SAIL Venture Partners II is a limited partnership, investing in early stage technology companies, and the address of the principal office of SAIL Venture Partners II is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of SAIL Venture Partners II, LLC, is to act as a general partner of SAIL Venture Partners II and a manager of SAIL Exit Partners, and its address is the same as SAIL Venture Partners II.  SAIL Venture Partners II, LLC, as general partner of SAIL Venture Partners II, may be deemed to beneficially own the securities owned by SAIL Venture Partners II insofar as it has the power to direct the voting and disposition of such securities. The manager of SAIL Venture Partners II, LLC, is SAIL Venture Management. The principal business of SAIL Venture Management is to act as the manager of SAIL Venture Partners II, LLC, and its address is the same as SAIL Venture Partners II, LLC. SAIL Venture Management, as manager of SAIL Venture Partners II, LLC, may be deemed to beneficially own the securities owned by SAIL Venture Partners II, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of SAIL Venture Management are Schindler and Habicht (the “SAIL II Managing Members”). Each SAIL II Managing Member is a citizen of the United States. A unanimous vote of the SAIL II Managing Members is required to vote or dispose of the Company's securities held by SAIL Venture Partners II. Each of the SAIL II Managing Members is a venture capitalist. The principal business address of each of the SAIL II Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

CUSIP No. 29278A101

SAIL Exit Partners is a limited liability company, investing in early stage technology companies, and the address of the principal office of SAIL Exit Partners is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of SAIL Venture Partners II, LLC, is to act as a general partner of SAIL Venture Partners II and a manager of SAIL Exit Partners, and its address is the same as SAIL Exit Partners. SAIL Venture Partners II, LLC, as manager of SAIL Exit Partners, may be deemed to beneficially own the securities owned by SAIL Exit Partners insofar as it has the power to direct the voting and disposition of such securities. The manager of SAIL Venture Partners II, LLC, is SAIL Venture Management. The principal business of SAIL Venture Management is to act as the manager of SAIL Venture Partners II, LLC, and its address is the same as SAIL Venture Partners II, LLC. SAIL Venture Management, as manager of SAIL Venture Partners II, LLC, may be deemed to beneficially own the securities owned by SAIL Exit Partners insofar as it has the power to direct the voting and disposition of such securities. The managing members of SAIL Venture Management are Schindler and Habicht (the “SAIL Exit Managing Members”). Each SAIL Exit Managing Member is a citizen of the United States. A unanimous vote of the SAIL Exit Managing Members is required to vote or dispose of the Company's securities held by SAIL Exit Partners. Each of the SAIL Exit Managing Members is a venture capitalist. The principal business address of each of the SAIL Exit Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

SAIL Co-Investment Partners Cayman is a limited partnership, investing in early stage technology companies, and the address of the principal office of SAIL Co-Investment Partners Cayman is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of SAIL Holdings II, LLC is to act as general partner of SAIL Co-Investment Partners Cayman, and its address is the same as SAIL Co-Investment Partners Cayman. SAIL Holdings II, LLC, as general partner of SAIL Co-Investment Partners Cayman, may be deemed to beneficially own the securities owned by SAIL Co-Investment Partners Cayman insofar as it has the power to direct the voting and disposition of such securities. SAIL Capital Management and SAIL Cayman Adolfo Management are co-managers of SAIL Holdings II, LLC. The principal business of SAIL Capital Management and SAIL Cayman Adolfo Management is to act as manager of SAIL Holdings II, LLC, and the address of the two is the same as SAIL Holdings II, LLC. SAIL Capital Management and SAIL Cayman Adolfo Management, as co-managers of SAIL Holdings II, LLC, may be deemed to beneficially own the securities owned by SAIL Holdings II, LLC insofar as it has the power to direct the voting and disposition of such securities.  The managing members of SAIL Capital Management are Schindler and Habicht (the “SAIL Holdings II Managing Members”). A unanimous vote of the SAIL Holdings II Managing Members is required to vote or dispose of the Company's securities held by SAIL Co-Investment Partners Cayman. Each of the SAIL Holdings II Managing Members is a venture capitalist. The principal business address of each of the SAIL Holdings II Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Hammons no longer has a carried interest as a partner in SAIL Venture Management, SAIL Venture Partners, LLC and SAIL Venture Partners II, LLC, the management company and respective general partners of the funds, SAIL Venture Partners and SAIL Venture Partners II.

During the last five years, neither the Managing Members, Hammons, nor SAIL Venture Partners, nor SAIL Venture Partners, LLC, nor SAIL Venture Partners II, nor SAIL Exit Partners, nor SAIL Venture Partners II, LLC , nor SAIL Venture Management, nor SAIL Co-Investment Partners Cayman, nor SAIL Holdings II, LLC, nor SAIL Cayman Adolfo Management, nor SAIL Capital Management, has been convicted in any criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

CUSIP No. 29278A101

Item 3. Source and Amount of Funds or Other Consideration

In November 2013, SAIL Venture Partners II transferred an aggregate of 2,378,529 shares of Common Stock to SVP II Xtreme Power Joint Venture, LP, a Delaware limited partnership (“SVP II”), in exchange for Class A Membership interests in SVP II. Additionally, SAIL Venture Partners II transferred to SVP II Series B, Series C, and Series D warrants to purchase an aggregate of 721,909 shares of Common Stock, also in exchange for Class A Membership interests in SVP II.

In May 2014, SAIL Venture Partners, SAIL Sustainable Louisiana II, LP, a Delaware limited partnership (“SAIL Louisiana”), SAIL 2010 Co-Investment Partners, LP, a Delaware limited partnership (“SAIL 2010”), and SAIL Pre-Exit Acceleration Fund, LP, a Delaware limited partnership (“SAIL Pre-Exit”), transferred an aggregate of 1,254,657 shares of Common Stock to SAIL Exit Partners, in exchange for Class A Membership interests in SAIL Exit Partners. Additionally, SAIL Louisiana, SAIL 2010, and SAIL Pre-Exit transferred to SAIL Exit Partners Series C and Series D warrants to purchase an aggregate of 218,850 shares of Common Stock, also in exchange for Class A Membership interests in SAIL Exit Partners.

In June 2014, SVP II merged with and into SAIL Exit Partners (the “Merger”) and as a result of the Merger an aggregate of 2,378,529 shares of Common Stock were automatically transferred from SVP II to SAIL Exit Partners on the effective date of the Merger. Additionally, as a result of the Merger Series B, Series C, and Series D warrants to purchase an aggregate of 721,909 shares of Common Stock were automatically transferred from SVP II to SAIL Exit Partners on the effective date of the Merger.

Following the consummation of the transfers referenced above and the Merger, SAIL Exit Partners holds Series B, Series C, and Series D warrants to purchase an aggregate of 940,759 shares of Common Stock (the “SAIL Exit Warrants”) and SAIL Co-Investment Partners Cayman holds Series C warrants to purchase an aggregate of 218,812 shares of Common Stock (the “SAIL Co-Investment Partners Cayman Warrants,” and together with the SAIL Exit Warrants, the “Warrants”) at the exercise prices set forth in the table below. All of the shares subject to the Warrants are exercisable in the next sixty days.

Warrant Type	Aggregate Number of Warrants Issued to the Reporting Persons	Exercise Price
Series B Warrant	515,944	$2.01
Series C Warrant	328,218	$2.74
Series D Warrant	315,409	$2.66

In December, SAIL Exit Partners purchased in the open market 5,000 shares of Common Stock at $0.50 per share.

CUSIP No. 29278A101

Item 4. Purpose of the Transaction

SAIL Exit Partners received an aggregate of 3,633,186 shares of Common Stock and the SAIL Exit Warrants pursuant to the transfers and the Merger set forth in Item 3 of this Amendment No. 1. Additionally, SAIL Exit Partners purchased 5,000 shares of Common Stock in the open market as described in Item 3 of this Amendment No. 1. Recently, certain affiliates of the Reporting Persons have established SAIL Capital Partners, Ltd., a Cayman Islands company, which may invest in the Issuer and may seek Board participation.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	(1)	SAIL Venture Partners beneficially owns 0 shares of Common Stock of the Issuer, or 0% of the outstanding shares of the Issuer.

(2)	SAIL Venture Partners, LLC is considered to beneficially own 0 shares of Common Stock of the Issuer, or 0% of the outstanding shares of the Issuer due to its voting and dispositive powers in its role as General Partner of SAIL Venture Partners.

(3)	SAIL Venture Partners II beneficially owns 0 shares of Common Stock of the Issuer, or 0% of the outstanding shares of the Issuer.

(4)	SAIL Exit Partners beneficially owns 4,578,945 shares of Common Stock of the Issuer, or 31.21% of the outstanding shares of the Issuer, which includes 940,759 Warrants exercisable in the next 60 days.

CUSIP No. 29278A101

(5)	SAIL Venture Partners II, LLC is considered to beneficially own 4,578,945 shares of Common Stock of the Issuer, or 31.21% of the outstanding shares of the Issuer, which includes 940,759 Warrants exercisable in the next 60 days, due to its voting and dispositive powers in its role as General Partner of SAIL Venture Partners II and Manager of SAIL Exit Partners.

(6)	SAIL Venture Management is considered to beneficially own 4,578,945 shares of Common Stock of the Issuer, or 31.21% of the outstanding shares of the Issuer, which includes 940,759 Warrants exercisable in the next 60 days, due to its voting and dispositive powers in its role as Management Company of SAIL Venture Partners, LLC, SAIL Venture Partners II, LP and SAIL Exit Partners.

(7)	SAIL Co-Investment Partners Cayman beneficially owns 656,436 shares of Common Stock of the Issuer, or 4.71% of the outstanding shares of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days.

(8)	SAIL Holdings II, LLC is considered to beneficially own 656,436 shares of Common Stock of the Issuer, or 4.71% of the outstanding shares of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days, due to its voting and dispositive powers in its role as General Partner of SAIL Co-Investment Partners Cayman.

(9)	SAIL Cayman Adolfo Management and SAIL Capital Management each are considered to beneficially own 656,436 shares of Common Stock of the Issuer, or 4.71% of the outstanding shares of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days, due to each of their voting and dispositive powers in each of their roles as the Management Companies of SAIL Holdings II, LLC.

(10)	Habicht, by reason of being a managing member of SAIL Venture Management and SAIL Capital Management, may be deemed to beneficially own 5,235,381 shares of Common Stock of the Issuer or 35.16% of the outstanding shares of the Issuer, which includes 1,159,571 Warrants exercisable in the next 60 days.

(11)	Schindler, by reason of being a managing member of SAIL Venture Management, SAIL Capital Management, and certain other affiliates, may be deemed to beneficially own 5,475,624 shares of Common Stock of the Issuer, or 36.52% of the outstanding shares of the Issuer, which includes 1,260,953 Warrants exercisable in the next 60 days.

(12)	Hammons by reason of no longer being the partner designated to manage the ownership in the issuing company by SAIL Venture Management and SAIL Capital Management, may be deemed to beneficially own 0 shares of Common Stock of the Issuer, or 0% of the outstanding shares of the Issuer.

(b) The following table sets forth the number of shares of Common Stock of the Issuer as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Common Stock, (ii) the sole power to dispose or to direct the disposition of the Common Stock or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Common Stock:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
SAIL Venture Partners	0	0	0
SAIL Venture Partners, LLC	0	0	0
SAIL Venture Partners II	0	0	0
SAIL Exit Partners	0	0	4,578,945
SAIL Venture Partners II, LLC	0	0	4,578,945
SAIL Venture Management	0	0	4,578,945
SAIL Co-Investment Partners Cayman	0	0	656,436
SAIL Holdings II, LLC	0	0	656,436
SAIL Cayman Adolfo Management	0	0	656,436
SAIL Capital Management	0	0	656,436
Habicht	0	0	5,235,381
Schindler	0	0	5,475,624
Hammons	0	0	0

CUSIP No. 29278A101

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)	(1)	SAIL Venture Partners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 0 shares of Common Stock of the Issuer.

(2)	SAIL Venture Partners, LLC having beneficial ownership over 0 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 0 shares of Common Stock of the Issuer.

(3)	SAIL Venture Partners II has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 0 shares of Common Stock of the Issuer.

(4)	SAIL Exit Partners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,578,945 shares of Common Stock of the Issuer, which includes 940,759 Warrants exercisable in the next 60 days.

(5)	SAIL Venture Partners II, LLC having beneficial ownership over 4,578,945 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,578,945 shares of Common Stock of the Issuer, which includes 940,759 Warrants exercisable in the next 60 days.

(6)	SAIL Venture Management, having beneficial ownership over 4,578,945 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,578,945 shares of Common Stock of the Issuer, which includes 940,759 Warrants exercisable in the next 60 days.

(7)	SAIL Co-Investment Partners Cayman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 656,436 shares of Common Stock of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days.

CUSIP No. 29278A101

(8)	SAIL Holdings II, LLC having beneficial ownership over 656,436 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 656,436 shares of Common Stock of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days.

(9)	SAIL Cayman Adolfo Management and SAIL Capital Management each having beneficial ownership over 656,436 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 656,436 shares of Common Stock of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days.

(10)	Habicht, being deemed to have beneficial ownership over 5,235,381 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 5,235,381 shares of Common Stock of the Issuer, which includes 1,159,571 Warrants exercisable in the next 60 days.

(11)	Schindler, being deemed to have beneficial ownership over 5,475,624 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 5,475,624 shares of Common Stock of the Issuer, which includes 1,260,953 Warrants exercisable in the next 60 days.

(12)	Hammons being deemed to have beneficial ownership over 0 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 0 shares of Common Stock of the Issuer.

(e) Not applicable.

CUSIP No. 29278A101

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

The Joint Filing Agreement of SAIL Venture Partners, SAIL Venture Partners, LLC, SAIL Venture Partners II, SAIL Venture Partners II, LLC, SAIL Venture Management, SAIL Co-Investment Partners Cayman, SAIL Holdings, II, LLC, SAIL Cayman Adolfo Management, SAIL Capital Management, Habicht, Schindler, and Hammons is incorporated herein by reference to the Schedule 13D filed with the SEC on September 17, 2013. The Joint Filing Agreement of SAIL Exit Partners is included in this Amendment No. 1 as Exhibit 1.

CUSIP No. 29278A101

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 20, 2015

SAIL Venture Partners, LP

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht II
Title: Managing Partner

SAIL Venture Partners, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

SAIL Venture Management, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

SAIL Venture Partners II, LP

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

SAIL Exit Partners, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht II
Title: Managing Partner

SAIL Venture Partners II, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

CUSIP No. 29278A101

SAIL Co-Investment Partners Cayman, LP

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

SAIL Holdings II, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

SAIL Cayman Adolfo Management, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht ii
Title: Managing Partner

SAIL Capital Management, LLC

By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht II
Title: Managing Partner

/s/ F. Henry Habicht II
F. Henry Habicht II

/s/ Walter L. Schindler
Walter L. Schindler

/s/ Michael J. Hammons
Michael J. Hammons